Bennett L. Nussbaum

Senior Vice President,

Chief Financial Officer

July 7, 2008

VIA FACSIMILE AND EDGAR

Mr. H. Christopher Owings

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Winn-Dixie, Inc.
Form 10-K for the Fiscal Year Ended June 27, 2007
Filed August 28, 2007
Written Response Filed April 25, 2008
Definitive Proxy Statement filed on Schedule 14A
Filed September 26, 2007
Form 10-Q for Fiscal Quarter Ended April 2, 2008
Filed May 12, 2008
File No. 1-3657

Dear Mr. Owings:

This letter sets forth the responses of Winn-Dixie, Inc. (the “Company”) to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with regard to the Staff’s comment in its letter to the Company dated June 12, 2008. For the convenience of the Staff, the text of the comment is reproduced followed by our response.

Form 10-K for Fiscal Year Ended June 27, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

Comment 1:	We note your response to comment one in our letter dated May 21, 2008. Please be advised that we requested that the information be furnished to us at this time in order to avoid your filing an amendment in the event we continue to have comments on your disclosure. What is needed is the disclosure format and the general disclosure proposed with the understanding that the details will be adjusted as necessary prior to the actual filing of the Form 10-K. Please advise.

Response 1:	In response to the Staff’s comment, beginning with our annual report on Form 10-K for the fiscal year ending June 25, 2008, we will revise future annual report filings to include in the Management’s Discussion and Analysis an overview prior to “Results of Operations” that specifically addresses our current performance as well as future expectations. In addition, we anticipate adding an “outlook and trends” section that will follow “Liquidity and Capital Resources”.

In the overview section, we plan to include a summary sub-section expected to contain:

•        a summary of our financial condition and operating results for the past year,

•        a discussion of the key “metrics” by which we evaluate our performance and manage our business, which include identical store sales, basket size, transaction count, and gross margin,

•        a summary of the economic and industry-wide factors that have impacted us over the last fiscal year and are expected to continue, which include food price inflation and competition, and

•        a summary of key plans and prospects for the current and future fiscal year which is expected to include a discussion of our key initiatives in support of our plans.

The outlook and trends section is expected to contain a description of known material trends which are likely to continue for at least the next fiscal year. This section will contain a description of economic, industry-wide, and business specific trends relevant to us and the actions we are taking to address them. We expect this section to include a discussion, such as the following trends that have been discussed in our Management Discussion and Analysis in the past:

•        The supermarket industry will remain competitive with new competitive store openings in our markets including grocery stores and supercenters.

•        Consumer spending behavior will be impacted by the general economic environment including but not limited to the impact of food price inflation and fuel price increases.

•        The popularity and trend toward natural and organic products, prepared foods and home meal replacements will continue.

Actions we are taking to address trends listed above are expected to include execution of our strategic initiatives, including our remodel initiative whereby we expect to complete 75 remodels each fiscal year, and continued focus on inflation management as we closely monitor rising costs to balance our pricing and margin decisions.

The proposed disclosure as described above is only illustrative and could differ from the disclosure as filed in the Form 10-K as the actual disclosure has not gone through our disclosure control and approval process.

Please feel free to call the undersigned at (904) 783-5000 with any questions concerning the Company’s responses to the Staff’s comments.

Very truly yours,

/s/ Bennett L. Nussbaum
Bennett L. Nussbaum